Exhibit 3.1

AMENDMENT NO. 1 TO THE RESTATED BYLAWS
OF
PARAMOUNT GOLD AND SILVER CORP.

At a special meeting of the board of directors (the “Board”) of Paramount Gold and Silver Corp. (the “Company”) held on December 15, 2014, the Restated Bylaws of the Company were amended by unanimous vote of the Board to insert a new Article 7, to read as follows:

7.	FORUM SELECTION

7.1            Forum Selection.  Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the corporation to the corporation or the corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the certificate of incorporation or the by-laws of the corporation or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.